

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 6, 2017

<u>Via E-Mail</u>
David King
Chief Executive Officer
Water Now, Inc.
4555 Village Creek Road
Fort Worth, Texas 76119

> **Re: Water Now, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 25, 2017**
> **File No. 000-55825**

Dear Mr. King:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment two in our letter dated September 7, 2017. However, you have not provided an analysis so we are reissuing our comment. Please provide us with your detailed analysis explaining your status as a shell company. Please provide us with a detailed analysis addressing why the individual factors set forth in the definition of the term shell company are not applicable to you. See Footnote 172 in SEC Release No. 33-8869 (December 6, 2007). Please note that SEC Release No. 33-8869 makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. If you are a shell company, you may not rely on Rule 144(i) for resales of your common stock. See Rule 144(i)(1)(i).

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Liquidity and Capital Resources, page 17

2. We note you have not complied with comment 10 in our letter dated September 7, 2017. We re-issue the comment in its entirety.

Legal Proceedings, page 28

3. We have read your response to comment 18 in our letter dated September 7, 2017 and note that you included disclosure in your interim financial statements concerning the lawsuit filed against you on April 6, 2017 by Cloudburst Solutions, LLC. Please revise your annual financial statements to include the disclosures of this lawsuit as required by ASC 450-20-50, including an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Description of Registrant's Securities to be Registered, page 31

4. We note that Article IX of your bylaws includes an exclusive forum provision naming the United States District Court for the Northern District of Texas and the state district court of Dallas County, Texas as the exclusive forum for the actions described in the article. Please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision my limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
       David Earhart, Esq.